SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 1 OF 11 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __)*

                                 ANADIGICS, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    032515108
                                 (CUSIP Number)

                                August 8, 2008**
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** All information on this Schedule is as of May 21, 2009 except where noted.

SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 2 OF 11 PAGES


- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 98-0448776
- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)|_|
                                                          (B)|_| (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,830,000 shares of Common Stock (See Item 4)
       WITH:           ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            4,830,000 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,830,000 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                |_|

- ---------------------------------------------------------------------------- -
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 7.1% (See Item 4)
- ---------------------------------------------------------------------------- -
    12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 3 OF 11 PAGES


- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Convertible Bond Master Fund, Ltd.
                 98-0585637
- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)|_|
                                                          (B)|_| (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               1,000,000 shares of Common Stock (See Item 4)
       WITH:           ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            1,000,000 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,000,000 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                |_|

- ---------------------------------------------------------------------------- -
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 1.6% (See Item 4)
- ---------------------------------------------------------------------------- -
    12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 4 OF 11 PAGES


- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC
                 13-4092583
- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)|_|
                                                          (B)|_| (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               5,830,000 shares of Common Stock (See Item 4)
       WITH:           ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            5,830,000 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,830,000 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                |_|

- ---------------------------------------------------------------------------- -
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.4%(See Item 4)
- ---------------------------------------------------------------------------- -
    12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 5 OF 11 PAGES


- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)|_|
                                                          (B)|_| (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               5,830,000 shares of Common Stock (See Item 4) WITH:
                       ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            5,830,000 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,830,000 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                |_|

- ---------------------------------------------------------------------------- -
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.4% (See Item 4)
- ---------------------------------------------------------------------------- -
    12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 6 OF 11 PAGES


Item 1(a).        Name of Issuer:

                  ANADIGICS, Inc., a Delaware corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  141 Mt. Bethel Road
                  Warren, New Jersey 07059

Item 2(a).        Names of Persons Filing:

                  Alexandra Global Master Fund Ltd. ("Alexandra Global Fund") Alexandra Convertible Bond Master Fund, Ltd. ("Alexandra Convertible Fund")
                  Alexandra Investment Management, LLC ("Management")
                  Mikhail A. Filimonov ("Filimonov")

Item 2(b).        Address of Principal Business Office:

                  Alexandra Global Fund - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands Alexandra Convertible Fund - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands Management - 767 Third Avenue, 39th Floor, New York, New York 10017 Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra Global Fund - British Virgin Islands Alexandra Convertible Fund - British Virgin Islands Management - Delaware Filimonov - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share, of the Issuer (the "Common Stock")

Item 2(e).        CUSIP Number: 032515108

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra Global Fund, Alexandra Convertible Fund, Management and Filimonov

Item 4.           Ownership:

                  (a)    Amount Beneficially Owned:

                         Alexandra Global Fund: 4,830,000 shares*
                         Alexandra Convertible Fund: 1,000,000 shares*
                         Management: 5,830,000 shares*
                         Filimonov: 5,830,000 shares*

SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 7 OF 11 PAGES


                  (b)    Percent of Class:

                         Alexandra Global Fund: 7.1%*
                         Alexandra Convertible Fund: 1.6%
                         Management: 8.3%*
                         Filimonov: 8.3%*

                         (Based on 63,165,779 shares of Common Stock outstanding, as of April 4, 2009, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended April 4, 2009)

                  (c)    Number of Shares as to which the Person has:

                         Alexandra Global Fund:
                         ---------------------

                         (i)     sole power to vote or to direct the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 4,830,000 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 4,830,000 shares of Common Stock*

                         Alexandra Convertible Fund:
                         --------------------------

                         (i)     sole power to vote or to direct the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 1,000,000 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 1,000,000 shares of Common Stock*

                         Management and Filimonov:
                         ------------------------

                         (i)     sole power to vote or to direct the vote

                                                -0-

SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 8 OF 11 PAGES


                         (ii)    shared power to vote or to direct the vote:

                                 5,830,000 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 5,830,000 shares of Common Stock*

* The shares of Common Stock reported as beneficially owned by Alexandra Global Fund on this Schedule are 4,830,000 shares of Common Stock that Alexandra Global Fund has the right to acquire upon conversion of 5.00% Convertible Senior Notes Due 2009 of the Issuer (the "2009 Notes"). The shares of Common Stock reported as beneficially owned by Alexandra Convertible Fund on this Schedule are 1,000,000 shares of Common Stock that Alexandra Convertible Fund has the right to acquire upon conversion of 2009 Notes.

On August 8, 2008, Alexandra Global Fund beneficially owned 3,560,000 shares of Common Stock that Alexandra Global Fund had the right to acquire upon conversion of 2009 Notes which on such date represented 5.3% of the shares of Common Stock then outstanding (based on 63,239,070 shares of Common Stock outstanding, as of June 28, 2008, as stated by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008).

Management serves as investment advisor to Alexandra Global Fund and Alexandra Convertible Fund. By reason of such relationships, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra Global Fund and Alexandra Convertible Fund. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra Global Fund and Alexandra Convertible Fund or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

SCHEDULE 13G
CUSIP NO. 032515108                                           PAGE 9 OF 11 PAGES


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable


Item 8.           Identification and Classification of Members of the Group:

                  Not applicable


Item 9.           Notice of Dissolution of Group:

                  Not applicable


Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of May 21, 2009, by and among Alexandra Global Fund, Alexandra Convertible Fund, Management and Filimonov.

SCHEDULE 13G
CUSIP NO. 032515108                                          PAGE 10 OF 11 PAGES


                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated as of May 21, 2009

                        ALEXANDRA GLOBAL MASTER FUND LTD.

                        By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                            its Investment Advisor

                            By: /s/ Mikhail A. Filimonov
                            ----------------------------
                            Mikhail A. Filimonov
                            Title: Managing Member


                        ALEXANDRA CONVERTIBLE BOND MASTER FUND, LTD.

                        By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                            its Investment Advisor

                            By: /s/ Mikhail A. Filimonov
                            ----------------------------
                            Mikhail A. Filimonov
                            Title: Managing Member


                        ALEXANDRA INVESTMENT MANAGEMENT, LLC

                        By: /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member


                        /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov

SCHEDULE 13G
CUSIP NO. 032515108                                          PAGE 11 OF 11 PAGES


                                                                       Exhibit I



                             JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.01 par value, of ANADIGICS Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 21, 2009


                        ALEXANDRA GLOBAL MASTER FUND LTD.

                        By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                            its Investment Advisor

                            By: /s/ Mikhail A. Filimonov
                            ----------------------------
                            Mikhail A. Filimonov
                            Title: Managing Member


                        ALEXANDRA CONVERTIBLE BOND MASTER FUND, LTD.

                        By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                            its Investment Advisor

                            By: /s/ Mikhail A. Filimonov
                            ----------------------------
                            Mikhail A. Filimonov
                            Title: Managing Member


                        ALEXANDRA INVESTMENT MANAGEMENT, LLC

                        By: /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member


                        /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov